

Mail Stop 4546

March 15, 2017

Via E-mail
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

> **Re: Berkshire Hathaway Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K dated February 25, 2017**
> **Filed February 27, 2015**
> **File No. 001-14905**

Dear Mr. Hamburg:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data, page 63

1. Please tell us why you believe it is appropriate to include "other" operations (apparently comprised of your Manufacturing, McLane Company and Service and Retailing operations) with your insurance operations in your balance sheets and statements of earnings. In this regard, we note that you separately provide balance sheet and statement of earnings information for what appears to be these operations in Mr. Buffett's February 25, 2017 letter to shareholders on page 14 of your 2016 Annual Report. In your response, please tell us what is different between these "other" operations and your Railroad, Utilities and Energy and Finance and Financial Products operations to cause the latter two groups to be presented separately in your basic financial statements. Reference

for us the authoritative literature you rely upon to support your presentation, including an analysis of the appropriate provisions of Articles 5 and 7 of Regulation S-X.

Consolidated Balance Sheets, page 64

2. Please tell us why it is appropriate to present your investments in U.S. Treasury Bills in a subtotal along with your cash and cash equivalents instead of classifying these investments as fixed maturity securities. Tell us how your presentation complies with Rules 7-03(a)1 and 7-03(a)2 of Regulation S-X and why you do not classify U.S. Treasury Bills as debt securities as defined in ASC 320-10-20. Reference for us the authoritative literature you relied upon to support your presentation.

Consolidated Statements of Earnings, page 66

3. Please tell us why you do not present sales revenues and service revenues on separate lines as stipulated in Rule 5-03(b)1 of Regulation S-X.

Notes to Consolidated Financial Statements
Note 5: Other investments, page 79

4. Please tell us how you account for your warrants to purchase 700 million shares of Bank of America common stock and reference for us the authoritative literature you rely upon to support your accounting. In your response tell us the fair value and cost of the warrants depicted in the table on this page and how you determined each amount. Also reconcile the cost and fair value to the apparent $10.5 billion intrinsic value inherent in the warrants as disclosed in Mr. Buffett's February 25, 2017 letter to shareholders on page 19 of your 2016 Annual Report and explain why the fair value of all your other investments is not at least $10.5 billion greater than their cost.

Note 14: Unpaid losses and loss adjustment expenses, page 86

5. Please tell us the types of contracts included in each of your General Re, BHRG and BH Primary claims development tables and explain how you determined your disclosures do not obscure useful information by aggregating contracts that have significantly different characteristics. In addition, specifically address the following in your response:
   - Tell us why the General Re claims development table includes workers' compensation coverage when the disclosure beginning on page 3 does not appear to indicate that General Re writes this coverage.
   - Confirm that the health reinsurance portion of General Re's life/health reinsurance business is included in its claims development table and that the life portion is excluded. If this is not true, tell us why.
   - Tell us how workers' compensation, medical professional and commercial auto coverages in your BH Primary table have similar characteristics.

   Refer to ASC 944-40-50-4H.

6. Please tell us why the net unpaid losses and allocated loss adjustment expenses for accident years before the oldest year presented in each of your claims development tables is unaudited. ASC 944-40-50-4B identifies all periods presented in the disclosure about claims development that precede the most recent reporting period as supplementary information. However, the aggregate remaining liability for unpaid losses and allocated loss adjustment expenses for accident years prior to the oldest year presented must be audited as it is necessary to reconcile the ending obligation in each claims development table to the liability on the ending balance sheet.

Form 8-K filed February 27, 2017
Exhibit 99.1 Earnings Release Dated February 25, 2017

7. Please represent to us that you will revise future earnings releases furnished under Item 2.02 of Form 8-K to:
   - Reorder your non-GAAP reconciliation to start with net earnings attributable to Berkshire shareholders and reconcile to "operating earnings;" and
   - Separately present the income tax effect of your non-GAAP adjustments.
   For more guidance, refer to Questions 102.10 and 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance